James Advantage Funds
1290 Broadway, Suite 1100
Denver, Colorado 80203

April 3, 2017

VIA EDGAR

Ms. Sumeera Younis
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	James Advantage Funds (the “Registrant”)
Form N-1A - Post-Effective Amendement No. 44 (1933 Act)
File Nos. 811-8411, 333-37277

Dear Ms. Younis:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 44 (“PEA 44”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”) and Post-Effective Amendment No. 45 under the Investment Company Act of 1940, as amended (the “1940 Act”).

PEA 44 amends the registration statement on Form N-1A previously filed on February 1, 2017, and is being filed primarily to include within the body of the prospectus (the “Prospectus”) certain changes responsive to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on March 20, 2017 and March 27, 2017, as well as to include certain other information that was not available at the time of the initial filing and certain other non-material changes.

Set forth in the numbered paragraphs below are the Staff’s oral comments, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 44.

Ms. Sumeera Younis
April 3, 2017

I.	Prospectus

1.
Staff Comment: In the “Fees and Expenses of the Fund” section of the Prospectus, please make the language after the first sentence of the first paragraph more prominent by either making such language bold or placing it in a separate paragraph.

Registrant’s Response: This comment has been complied with by placing the above referenced language in a separate paragraph from the first sentence of the “Fees and Expenses of the Fund” section of the Prospectus.

2.
Staff Comment: Please add disclosure to the end of the “Fees and Expenses of the Fund” section that directs investors to where they can find additional information with respect to sales charge waivers and/or discounts.

Registrant’s Response: This comment has been complied with. The following language has been added to the “Fees and Expenses of the Fund” section of the Prospectus:

“More information about these and other waivers and discounts, if any, is available in the “How to Purchase Shares” section of this prospectus, “Appendix A – Specific Sales Charge Waivers and Discounts” to this prospectus,” and the “Shares of the Fund” section of the Fund’s Statement of Additional Information.”

3.
Staff Comment: The Staff notes that the “Example” section of the Prospectus states that “financial intermediaries may receive Dealer Compensation as a percent of the offering price of the Fund shares.” Please confirm supplementally that all such compensation is disclosed to investors.

Registrant’s Response: In light of the language being added to the “Fees and Expenses of the Fund” section as described in response to #2 above, and the deletion of the language as requested in #4, below, the Fund will delete the entire paragraph referred to in the Staff comment. The Fund supplementally confirms that all such compensation is disclosed elsewhere to investors in the Prospectus and SAI.

4.
Staff Comment: Please delete the sentence in the “Example” section of the Prospectus that states, “[y]ou should check with your financial advisor to see if your intermediary has policies and procedures to waive the sales load, including shares purchased through dividend reinvestment and capital gains dividends”. This comment should be applied throughout the Prospectus wherever this sentence or a similar disclosure is included.

Registrant’s Response: This comment has been complied with.

Ms. Sumeera Younis
April 3, 2017

5.
Staff Comment: In the “Performance” section of the Prospectus, please add a disclosure in compliance with Item 4(b)(2) and Instruction 3(b) to Item 4 of Form N-1A stating why the Retail Class shares are presented. If the expenses for the Class T shares are substantially similar or lower than the Retail Class shares, please so state. If the fees and expenses for the Class T Shares are higher than the Retail Class shares, please state that performance for the Class T shares would have been lower than the performance presented for the Retail Class shares.

Registrant’s Response: This comment has been complied with. The following disclosure has been added after the first sentence in the “Performance” section of the Prospectus:

“The Retail Class shares are presented below because the Class T Shares have not yet commenced operations. The Class T shares would have substantially similar annual returns as those presented because the shares are invested in the same portfolio and would differ only to the extent that the classes do not have the same expenses.”

The Registrant anticipates that the two classes will have the same expenses, but different sales loads.

6.
Staff Comment: In the “Purchases Through Financial Intermediaries” section of the Prospectus, please include the disclosure required pursuant to Item 12(a)(5) of Form N-1A with respect to whether the Fund makes available free of charge, on or through the Fund’s website, information related to sales loads.

Registrant’s Response: This comment has been complied with. The following disclosure has been added to the “Purchases Through Financial Intermediaries” section of the Prospectus:

“Information with respect to the sales charges and sales loads is available free of charge on the Fund’s website at www.jamesfunds.com.”

7.	Staff Comment: The Staff notes that you use the term “CDSC” in the “Purchases Through Financial Intermediaries” section of the Prospectus. Please provide a definition for “CDSC” in the Prospectus.

Registrant’s Response: This comment has been complied with by defining “CDSC” as “contingent deferred sales charge” in the “Purchases Through Financial Intermediaries” section of the Prospectus.”

8.	Staff Comment: In the “Financial Highlights” section of the Prospectus, please provide the financial highlights for at least one existing share class.

Registrant’s Response: This comment has been complied with by presenting the financial highlights for the Retail Class shares.

Ms. Sumeera Younis
April 3, 2017

9.
Staff Comment: The first paragraph in Appendix A to the Prospectus states that the waivers and discounts presented in Appendix A may vary from those disclosed elsewhere in the Prospectus or SAI. Please clarify what is meant by this statement.

Registrant’s Response: The statement “which may vary from those disclosed elsewhere in the statutory prospectus or SAI” has been removed.

10.	Staff Comment: Please include the names and related information for any financial intermediaries included in Appendix A to the Prospectus.

Registrant’s Response: This comment has been complied with by adding the name of the financial intermediary. This financial intermediary is the sole intermediary currently listed in Appendix A to the Prospectus.

11.	Staff Comment: Please confirm that Appendix A to the Prospectus will be posted on the Fund’s website.

Registrant’s Response: The Appendix A to the Prospectus will be posted on the Fund’s website if such appendix is a standalone document and the Fund uses a summary prospectus for such class, as described in IM Guidance Update 2016-06.

* * * *

The SEC Staff is kindly requested to address any comments on this filing to Mr. Peter H. Schwartz, Esq. of Davis Graham & Stubbs LLP, counsel to the Registrant, at 303.892.7381.

Sincerely,

/s/ Thomas L. Mangan
Thomas L. Mangan
Secretary and Chief Financial Officer

Enclosure
cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP